82-2372

ERG GROUP

Your ref
Our ref CMP-0014-02

02 NOV 15 AM 11:52

5 November 2002

02060411

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

ERG Australia Ltd

SUPPL

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Appendix 3Y notifying a change of Peter Fogarty's interests; and
- Appendix 3X for Robert Topfer.

Yours faithfully

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

Rebecca Grieg
Assistant Company Secretary

dlw 12/11

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ERG Limited.
ABN	23 009 112 725.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Fogarty.
Date of last notice	8 January 2002.

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect.
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Director and shareholder of registered holder, LTC Management Pty Ltd.
Date of change	30 October 2002.
No. of securities held prior to change	681,303 ordinary shares. Nil convertible notes.
Class	Ordinary shares (ERG). 7.5% convertible notes (ERGG).
Number acquired	4,763 convertible notes.
Number disposed	125,000 ordinary shares.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Sold 125,000 ordinary shares for $21,875.01. Purchased 4,763 convertible notes for $21,609.80.
No. of securities held after change	556,303 ordinary shares. 4,763 convertible notes.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A.
Nature of interest	N/A.
Name of registered holder (if issued securities)	N/A.
Date of change	N/A.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A.
Interest acquired	N/A.
Interest disposed	N/A.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A.
Interest after change	N/A.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ERG Limited.
ABN	23 009 112 725.

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Robert Neil Topfer.
Date of appointment	8 October 2002.

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
Nil.	Nil.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil.
Nature of interest	Nil.
Name of registered holder (if issued securities)	Nil.
No. and class of securities to which interest relates	Nil.